METZGER & McDONALD PLLC
A PROFESSIONAL LIMITED LIABILITY COMPANY
ATTORNEYS, MEDIATORS & COUNSELORS

Steven C. Metzger	3626 N. Hall Street, Suite 800
Direct Dial 214-740-5030	Dallas, Texas 75219-5133	Facsimile 214-224-7555
smetzger@pmklaw.com	214-969-7600	214-523-3838
	www.pmklaw.com	214-969-7635

October 8, 2012

Via EDGAR

The Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Attn: Karl Hiller, Branch Chief
          Joanna Lamb, Staff Accountant

Re:	New Concept Energy, Inc. (Commission File No. 000-08187; CIK No. 0000105744) - Form 10-K for the fiscal year ended December 31, 2011; Form 10-Q for the fiscal quarter ended June 30, 2012; Response Letter dated September 12, 2012

Ladies and Gentlemen:

On behalf of New Concept Energy, Inc., a Nevada corporation (“GBR”) this letter is being filed as correspondence uploaded on the EDGAR system on behalf of GBR in response to a letter of comment from the Staff of the Securities and Exchange Commission dated September 12, 2012. Schedule 1 annexed to this letter contains the responses to the comments of the Staff.  In each instance on such Schedule, for convenience, each comment of the Staff is repeated, followed in each instance by the applicable response to such comment or explanation.  Also included in such response, where appropriate, is a letter/page reference to the text to the applicable document or instrument referred to in the comment.

This letter is being filed under the EDGAR system in direct response to the comments of the Staff.  If you would like to discuss any item concerning the referenced matter included in this letter or Schedule 1, please do not hesitate to contact the undersigned at any time at 214-740-5030 direct or Gene S. Bertcher, President of GBR at 469-522-4238 direct.

Very truly yours,

/s/ Steven C. Metzger

Steven C. Metzger

cc:	New Concept Energy, Inc.
1603 LBJ Freeway, Suite 300
Dallas. Texas 75234
Attn: Gene S. Bertcher, President

SCHEDULE 1

Response to Comments of the Staff of
The Securities and Exchange Commission
by letter dated September 12, 2012 with respect to
Form 10-K for the fiscal year ended December 31, 2011 and
Form 10-Q for the fiscal quarter ended June 30, 2012
New Concept Energy, Inc.
Commission File No. 000-08187
_________________

The following information is to provide a response to comments of the Staff of the Securities and Exchange Commission rendered by letter dated September 12, 2012 with respect to Form 10-K for the fiscal year ended December 31, 2011 and Form 10-Q for the fiscal quarter ended June 30, 2012 of New Concept Energy, Inc. (the “Company” or “NCE” or “GBR”).  For convenience, each comment of the Staff is restated below, with our response noted immediately following the comment.  Also included in such response is a letter/page reference to the text of each instrument where applicable.

Form 10-K for the Fiscal Year ended December 31, 2011

Business, page 4

Comment/Observation No. 1.    We note the majority of your revenues appear to come from
your real estate operations.  Please include a schedule of lease expirations for each of the next ten years stating (i) the number of tenants whose leases will expire; (ii) the annual rental represented by such leases; and (iii) the percentage of gross annual rental represented by such leases.

Response to Comment/Observation No. 1.  The Company does not own any residential facilities; however the Company does hold a triple net lease for one retirement facility with 114 units. NCE does not require long term leases with any of the residents who can move out of the facility at any time upon reasonable notice based on the circumstances.  Once a resident leaves the property, no further charges are made to that resident for rental.  That concept is the industry practice for retirement and nursing home facilities.

Comment/Observation No. 2.   Please disclose historical property occupancy trends.  Please also accompany this disclosure with property average rent trends, as adjusted to reflect the impact of tenant expense reimbursements and tenant concessions, such as free rent.

Response to Comment/Observation No. 2.  The average occupancy and lease rates per resident for our one retirement facility is as follows:

	Average	Average
	Occupancy	Monthly Rate

December 2007	99.8%	$2,028
December 2008	96.7%	$2,052
December 2009	93.8%	$2,123
December 2010	91.3%	$2,139
December 2011	90.5%	$2,191
June 2012	85.2%	$2,233

Properties, page 9

Comment/Observation No. 3.  We note that you have not provided all of the property disclosures that are necessary to comply with Subpart 1200 of Regulation S-K.  Please understand that many of the Items require disclosures covering each of the last three fiscal years and narratives to supplement information provided in tabular form.

Please expand your disclosures to include the required information and ensure that your revisions address the following points.

•	Discussion of investments and progress converting undeveloped reserves to developed reserves and reasons for derecognition (Item 1203)

•	Production prices and costs per unit (Item 1204)

•	Number and types of wells drilled each year - indicate whether these are net productive or dry development or exploratory (Item 1205)

•	Description of present activities including any activities which are of material importance (Item 1206)

•	Delivery commitments if applicable (Item 1207)

Response to Comment/Observation No. 3.  Please see a proposed revised Part I, Item 1 Business attached which adds Additional Oil and Gas Information (highlighted) which adds the requested information [Attachment A].

Executive Compensation, page 24

Comment/Observation No. 4.  Please revise to provide all of the information required by Items 402(l) through (r) of Regulation S-K.  We may have further comments after reviewing your response.

Response to Comment/Observation No. 4.  Item 402(l) of Regulation S-K provides that “a registrant that qualifies as a “smaller reporting company,” . . . may provide the scaled disclosure in paragraphs (m) through (r) instead of paragraphs (a) through (k) and (s) of this Item.  The Company chose instead, in its Form 10-K Annual Report under Item 11 to provide the information in a substantially similar format to prior years as the only executive officer whose compensation qualifies for inclusion is Gene S. Bertcher, Chairman, President and Chief Financial Officer.  Gene S. Bertcher is also the Principal Executive Officer (so-called “PEO”) in Item 402 of Regulation S-K.  The information currently included in the Form 10-K under Item 11 satisfies (m), contains the same Summary Compensation Table as set forth in (n), does not require a narrative description of any material factors necessary to an understanding of the information disclosed in the table as provided by subpart (o) and already includes the precise information suggested by subpart (r) including the exact table specified for Director Compensation.  As subpart (l) under Item 402 utilizes the phrase “may” (which it is wholly permissive and not required) the Registrant chose to continue to utilize the same format updated as in prior years which covers subparts (a) through (k) of Item 402 of Regulation S-K.  Registrant would respectfully request that this comment be withdrawn to the extent the Staff “requires” Items 402(l) through (r) of Regulation S-K rather than allowing its permissive use as stated by subpart (l) of Item 402.

Certain Relationships and Related Transactions, and Director Independence, page 26

Comment/Observation No. 5.  We note your reference to “a related company which pays
50% of Mr. Bertcher’s total compensation” on page 24.  Please described the arrangement and file the agreement as an exhibit.

Response to Comment/Observation No. 5.  Commencing in February 2008, three other publicly held entities needed a chief financial officer, Income Opportunity Realty Investors, Inc. (“IOT”), Transcontinental Realty Investors, Inc. (“TCI”) and American Realty Investors, Inc. (“ARL”) each of which have the same contractual advisor, now Pillar Income Asset Management, Inc. (“Pillar”).  On an interim basis, these three entities made an arrangement with the Company for the accounting and administrative services of the Company, specifically Gene S. Bertcher, President and principal executive officer of the Company who is a certified public accountant and has a long history in that industry.  At the time NCE through Bertcher was also providing accounting and administrative services to other entities on a fee based arrangement to assist those entities when NCE had excess capacity and personnel to provide accounting services.  Commencing February 2008, Mr. Bertcher was elected as an officer and chief financial officer of each of IOT, TCI and ARL.  As a compensation arrangement evolved overtime, the three entities agreed to reimburse NCE for one-half of the gross compensation and related expenses of Bertcher at NCE and from and after December 31, 2010, arranged to provide office space for Mr. Bertcher and certain other NCE personnel rather than requiring operating out of two separate locations.  Beginning January 1, 2011, the NCE accounting department moved into offices maintained by the contractual advisor of the three entities.  Further, NCE was allowed the use of certain administrative services such as space on the contractual advisor’s computer server, use of copiers, telephone service etc.  NCE has not been charged for the use of office space, computer services, telephone service or other day-to-day cost of operating an office.  Each of IOT, TCI and ARL effectively split the cost one-third each.  ARL owns in excess of 80% of the Common Stock of TCI and TCI in turn owns in excess of 80% of the Common Stock of IOT.  A copy of the applicable agreement, which renews on an annual basis and is terminable on sixty days written notice is attached to this response as Attachment B.

Exhibits and Financial Statement Schedules, page 30

Comment/Observation No. 6.  You disclose that independent petroleum engineers prepared your reserve reports on page 9.  Please file your third party report as an exhibit.  Refer to Item 1202(a)(8) of Regulation S-K.

Response to Comment/Observation No. 6. NCE will present the reserve report prepared by an independent petroleum engineer as an exhibit in an amended filing. A copy of the reserve report is also attached to this response as Attachment C.

Comment/Observation No. 7.  Your exhibit index includes an agreement referenced as Exhibit 10.3, which does not appear to be filed with your Form 10-K or incorporated by reference.  Please advise.

Response to Comment/Observation No. 7.  The inclusion of Exhibit “10.3" styled “Form of Umbrella Agreement” was included in the exhibit list for the Company’s Form 10-K for the fiscal year ended December 31, 2011 in error and the reference will be deleted in future filings.  This item was picked up in “error” from a prior summarized list.  Please accept the Company’s apology for the typographical error.

Report of Independent Registered Public Accounting Firm, page 34

Comment/Observation No. 8.  The audit report is not properly dated at March 30, 2011 as this precedes the end of the periods covered by your financial statements.  Please obtain and file in an amendment to your Form 10-K a correctly dated audit report.

Response to Comment/Observation No. 8.  The date should be March 31, 2012 and will be corrected in an amendment.

Exhibit 32.1

Certification required by Section 1350 of Chapter 63 of Title 18 of the United States Code

Comment/Observation No. 9.  We note that you have not filed the certification required by Item 601(b)(32) of Regulation S-K.  The certification pertaining to your 2009 report will not suffice.  You should file a complete amendment to your annual report, with all disclosures prescribed for all sections of the document, to include the certifications, prescribed under Item 601(b)(32) of Regulation S-K, pertaining to your 2011 report.  In addition, the certifications required under Item 601(b)(31) of Regulation S-K will need to be updated to comply with Rule 12b-15 of Regulation 12B.

Response to Comment/Observation No. 9.  Exhibit 32.1 filed with the Form 10-K Annual Report for the fiscal year ended December 31, 2011 contains two typographical errors referring to the year 2009 which should have been in each instance the year 2011.  The Registrant apologizes for the typographical errors which were unintentional and will certainly be corrected in the future.

Form 10-Q for the Fiscal Quarter ended June 30, 2012

Management’s Discussion and Analysis, page 11

Comment/Observation No. 10.  Please expand your disclosure to comply with Item 303(b)(2) of Regulation S-K, which requires discussion and analysis of material changes, comparing the results of operations for the quarter to the corresponding quarter of the prior year, to augment your narrative on the cumulative results of operations.  Please adhere to Instructions 3, 4 and 5 to paragraph 303(b) in preparing your revisions.

Response to Comment/Observation No. 10.  In future filings the Company will add a quarter to quarter comparison similar to the following comparison of the three months ended June 30, 2012 with the same period in 2011.

The Company reported a net loss of $169,000 for the three months ended June 30, 2012, as compared to net income of $66,000 for the similar period in 2011.

For the three months ended June 30, 2012, the Company recorded oil and gas revenues of $325,000 as compared to $280,000 for the comparable period of 2011.  The changes in oil & gas revenue was due to an increase of approximately $105,000 due to new oil wells that were drilled in late 2011 and a decrease of approximately $60,000 due to lower prices being received for the sale of our natural gas.

The Company recorded revenues of $663,000 for the three months ended June 30, 2012 from its retirement property compared to $733,000 for the comparable period in 2011.  The decrease was due almost entirely to a reduction in the number of residence in the facility.

For the three months ended June 30, 2012, the Company recorded oil and gas operating expenses of $453,000 as compared to $365,000 for the comparable period of 2011.  The increase was principally due to an increase in depletion expense. The marked decrease in the market price being paid for natural gas resulted in a modification in the valuation the company placed on its gas reserves which impacted the anticipated production life of its wells. This led to an acceleration of the depletion expense being recorded.

For the three months ended June 30, 2012, operating expenses at the retirement property were $353,000 as compared to $321,000 for the comparable period in 2011. The increases in operating expenses were due to an overall increase in non payroll related expenses

For the three months ended June 30, 2012, corporate general & administrative expenses were $134,000 as compared to $126,000 for the comparable periods in 2011.

For the three months ended June 30, 2012, interest income was $0 as compared to $120,000 for the comparable period in 2011.  In December 2011 the Company became concerned about the collectability of a certain note receivable and determined that the note and any accrued interest be fully reserved. The company continues to accrue interest but provides a full reserve should it be unable to collect.

 For the six months ended June 30, 2012 the Company recorded interest expense of $56,000 as compared to $31,000 for the comparable periods in 2011. The increase is due to additional interest due on financing obtained in late 2011. The proceeds were used to drill wells.

The Company recorded other income of $104,000 for the three months ended June 30, 2012.  The income was the result of a legal settlement where the Company had previously over accrued for its portion of the loss.

Exhibits, page 16

Comment/Observation No. 11.  We note that you have not filed the certifications required by Item 601(b)(32) of Regulation S-K in either of the two interim reports filed subsequent to your most recent annual report.  The certification attached as exhibit 32.1 to your first quarter interim report makes reference to the quarter ended September 30, 2010, while the certification attached as exhibit 32.1 to your second quarter interim report makes reference to the quarter ended June 30, 2011.  Please amend both interim reports to resolve these deficiencies, in a manner that is consistent with the corresponding guidance on the annual report certification above.

Response to Comment/Observation No. 11.  In future filings the Registrant will file appropriate certifications.  A copy of the correct certifications for the first two interim reports covering the periods ended March 31, 2012 and June 30, 2012 are attached as Attachments D and E.

PART I

Item 1. Business

Oil and Gas Operations

The Company,through its wholly owned subsidiaries Mountaineer State Energy, Inc. and Mountaineer State Operations, LLC. operates oil and gas wells and mineral leases in Athens and Meigs Counties in Ohio and in Calhoun, Jackson and Roane Counties in West Virginia. The vast majority of this oil & gas operation was acquired through the acquisition of the Carl E. Smith Companies in 2008 As of March 30, 2012 the Company has 129 producing gas and oil wells, 27 non-producing wells and related equipment and mineral leases covering approximately 20,000 acres.

With the exception of 8 wells that were drilled during the past year the wells in West Virginia and Ohio were drilled in the 1960's, the majority were drilled in the 1970's and 1980's. The majority of wells are located on leased property under mineral rights contracts.

Estimates of total, proved net oil or gas reserves

Reserve Rule Changes: During 2009, the SEC issued its final rule on the modernization of oil and gas reporting (the "Reserve Ruling") and the Financial Accounting Standards Board (the "FASB") issued Accounting Standards Update No. 2010-03 ("ASU 2010-03") "Extractive Industries - Oil and Gas," which aligns the estimation and disclosure requirements of FASB Accounting Standards Codification Topic 932 with the Reserve Ruling. The Reserve Ruling and ASU 2010-03 are effective for Annual Reports on Form 10-K for fiscal years ending on or after December 31, 2009. The key provisions of the Reserve Ruling and ASU 2010-03 are as follows:

- Expanding the definition of oil and gas-producing activities to include the extraction of saleable hydrocarbons, in the solid, liquid or gaseous state, from oil sands, coal beds or other nonrenewable natural resources that are intended to be upgraded into synthetic oil or gas, and activities undertaken with a view to such extraction;
- Amending the definition of proved oil and gas reserves to require the use of an average of the first-day-of-the-month commodity prices during the 12-month period ending on the balance sheet date rather than the period-end commodity prices;
- Adding to and amending other definitions used in estimating proved oil and gas reserves, such as "reliable technology" and "reasonable certainty";
- Broadening the types of technology that an issuer may use to establish reserves estimates and categories; and,
- Changing disclosure requirements and providing formats for tabular reserve disclosures.

According to our independent reserve engineering firm, Lee Keeling & Associates, Inc. as of December 31, 2011, our Proved Reserves in Ohio and West Virginia were approximately 2.5 million Mcf of natural gas and 103 thousand Bbls of oil. Of the total Proved Reserves, approximately 43% were Proved Developed Reserves. As of December 31, 2011, the related PV-10 of our Proved Reserves was approximately $10.9 million from Ohio & West Virginia. Additionally the company has other Proved Reserves of approximately $250 thousand in Fayetteville Arkansas.

Additional Oil and Gas Information

Production

2011 – 176,554 Mcf of natural gas and 5,074 BBls of oil
2010 - 192,000 Mcf of natural gas and 1,855 BBls of oil
2009 - 236,000 Mcf of natural gas

Average sales price per unit

2011 - $5.29 per Mcf and $92.98 per Bbls
2010 - $6.37 per Mcf and $74.54 per Bbls
2009 - $5.26 per Mcf

Average production cost per unit

2011 - $0.79 per Mcf and Bbls
2010 - $0.49 per Mcf and Bbls
2009 - $0.30 per Mcf

1

ATTACHMENT A

- Productive wells

  2011 - 129

  2010 -121

  2009 -122

- Developed acreage – approximately 20,000 acres

- Drilling activity – The company acquired the operations in Ohio and West Virginia in October 2008 and initially focused on reworking existing gas wells. During 2011 the Company has drilled 8 wells at a total cost of approximately $950,000.

2

SHARED SERVICES AGREEMENT

THIS SHARED SERVICES AGREEMENT (the "Agreement") is effective as of December 31, 2010 (the "Effective Date"), among New Concept Energy, Inc., a Nevada corporation ("NCE"), American Realty Investors, Inc., a Nevada corporation ("ARL"), Transcontinental Realty Investors, Inc., a Nevada corporation ("TCI") and Income Opportunity Realty Investors, Inc., a Nevada corporation ("IOT"), joined by Gene S. Bertcher, an individual ("Bertcher").

WITNESSETH:

WHEREAS, each of NCE, ARL, TCI and IOT has a class of equity securities registered under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), which are also listed and traded, as to NCE and IOT on the American Stock Exchange, LLC (the "AMEX") and as to ARL and TCI are also listed and traded on the New York Stock Exchange, Inc. (the "NYSE") and each has certain common requirements for accounting and reporting services in connection with the preparation of reports and information for filing with the Securities and Exchange Commission (the "SEC") and the NYSE and AMEX;

WHEREAS, NCE has as its principal executive officer and chief financial officer Bertcher who along with other personnel of NCE provides certain administrative services to other entities including accounting and administrative services which have engaged NCE to render and perform such functions to assist in the operation and administration of certain aspects of those entities businesses, including accounting and reporting services and NCE is willing to enter into a limited arrangement with each of ARL, TCI and IOT to provide certain of such services on a direct engagement basis upon the terms and conditions set forth herein;

WHEREAS, NCE by virtue of its activities has a lesser need for office space than it has in the past as NCE is in the process of redirecting certain of its operational efforts at other levels through its subsidiaries and other lines of business located in other areas, but the contractual advisor to each of ARL, TCI and IOT may have the availability of office space which would be satisfactory for NCE's needs thereby relieving NCE of certain other expenses;

WHEREAS, during the past 30 months, Bertcher has, in addition to his duties as the principal executive officer of NCE, served as an executive officer and principal financial officer of each of ARL, TCI and IOT and each of such entities would hope that such arrangement might continue;

WHEREAS, all of the parties to this Agreement seek to provide a method for a fair sharing of the payment of operational expenses including aggregate compensation to Bertcher for the various services to be shared pursuant to this Agreement and although many different forms of cost sharing have been considered by the parties hereto, the parties hereto have concluded that the payments or reimbursements described herein are as fair to each of the parties as currently possible based upon past experience recognizing that to the extent this arrangement continues in the future, adjustments may need to be made and shall be the subject of an annual review to determine whether any adjustments need to be made.

G:\NCE\NCE\SharedServicesAgmt(ARL.TCI.IOT).wpd

1

ATTACHMENT B

ACCORDINGLY, for and in consideration of the foregoing premises, the mutual promises and covenants herein made, and for other good and valuable consideration specified herein and otherwise, the receipt, sufficiency and adequacy of which are hereby acknowledged by the parties hereto, the parties hereto do hereby agree as follows:

1. Adoption of Recitals. The parties hereto do hereby adopt and confirm the foregoing recitals in the same manner as if fully recopied herein.

2. Definitions; Same Terms. As used in this Agreement, the following terms when used in this Agreement shall have the meanings ascribed below:

(a) "Affiliate" shall have the same meaning as set forth in paragraph 1(a) of the Advisory Agreement, which shall be and mean:

(i) any Person directly or indirectly owning, controlling or holding with power to vote, five percent (5%) or more of the outstanding voting securities of such other Person;

(ii) any Person five percent (5%) or more of whose outstanding voting securities are directly or indirectly owned, controlled or held with the power to vote, by such other Person;

(iii) any Person directly or indirectly controlling, controlled by, or under common control with such other Person; or

(iv) any officer, director, partner, co-partner, manager or employee of such other Person.

(b) "Affiliate Agreement" shall be and mean any agreement, understanding or binding arrangement among or involving any of the signatories hereto and any of its respective Affiliates.

(c) "Business Day" shall be and mean any day on which national banks are open for regular business in Dallas County, Texas but shall not include any Saturday, Sunday or national holiday.

(d) "Code" shall be and mean the Internal Revenue Code of 1986, as amended.

(e) "Exchange Act" or "1934 Act" shall be and mean the Securities Exchange Act of 1934, as amended from time to time, and the rules and regulations promulgated thereunder.

(f) "Governing Instruments" shall be and mean the articles or certificate of incorporation or organization or other charter, as the case may be, and the bylaws

G:\01\SCM\WCE\SharedServicesAgree(ARL.TCI.IOT).wpd 2

or regulations or operating agreement or company agreement or partnership agreement of the Person.

(g) "Person" shall mean and include individuals, corporations, limited partnerships, general partnerships, joint stock companies or associations, joint ventures, associations, companies, trusts, banks, trust companies, land trusts, business trusts, limited liability companies or other entities and governments and agencies and political subdivisions thereof.

(h) "SEC" shall be and mean the Securities and Exchange Commission.

(i) "Securities Act" or "1933 Act" shall be and mean the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder.

3. Engagement, Appointment and Duties. Each of ARL, TCI and IOT hereby engages NCE (through Bertcher) to assist each of ARL, TCI and IOT and each of their respective subsidiaries and affiliates (collectively the "Entities") by rendering accounting and selected administrative services to the Entities in the manner hereinafter set forth, subject to and upon the terms and conditions set forth in this Agreement. NCE hereby accepts such appointment and engagement as described herein. NCE (through Bertcher) shall provide for the Entities all accounting and related administrative services necessary to track and account for orderly operation of the assets and business of the Entities, subject at all times to the policy and control of each respective governing body on behalf of each of the Entities. NCE (through Bertcher) shall also assist the in the collection of information, preliminary preparation of reports and other documents necessary to assist from an accounting standpoint in the satisfaction of the reporting and other requirements of the officers and governing body of each of the Entities to any governmental bodies or agencies, including but not limited to the SEC, and including but not limited to the initial preparation of all informational reports required to be filed with the assistance and supervision of counsel and the officers of each of the Entities, and NCE shall cause to be done all things necessary to ensure NCE's continued ability to render the services contemplated, including providing, if necessary, office space and personnel necessary for the performance of the foregoing services, all at its own expense except as otherwise expressly provided for herein. In addition, at the request of the principal executive officer of any of the Entities, NCE shall make itself and Bertcher available to consult with the officers and directors of any of the Entities and administrative staff of any of the Entities and shall include all accounting and bookkeeping services, preparation of financial statements, and systematic services the same as such services have been provided in the past and allowing NCE personnel to utilize office space of any of the Entities; provided, however, that the services provided by NCE hereunder shall not prevent NCE in any manner or character from rendering similar or other services to any other "Person" (as defined above), regardless of whether such service would conflict with the provisions of this Agreement. NCE shall at all times be, and continue to be, and independent contractor and not an employee of any of the Entities, and accordingly, NCE may render such services at such time, in and from such places and on such other bases as NCE and Bertcher shall reasonably determine except as otherwise mutually agreed in writing. NCE and Bertcher shall not be unreasonably required to be at any particular place at any particular appointed hours or to render services from any particular place designated by any of the Entities, it being understood that the services to be provided hereunder may be provided in Dallas County, Texas or at the present principal executive offices of

O:\01\SCM\NCE\SharedServicesAgree(ARL.TCI.IOT).wpd 3

NCE or at such other location as may be mutually acceptable to NCE, except as otherwise mutually agreed in writing, and within such parameters, NCE shall use its best lawful efforts to render such services to the Entities described herein as requested from time to time and to advance the interests of the Entities. In carrying out its obligations under this paragraph 3, NCE shall:

(a) obtain and evaluate pertinent information about the significant developments and economics, statistical and financial data, domestic, foreign or otherwise, affecting the industry in which the Entities compete, the economy generally, and the assets of the Entities; and

(b) provide accounting services in a consistent, professional manner in compliance with the rules and regulations of any regulatory authority governing the Entities and prepare a regular operating statement itemizing receipts, expenses, operating costs and net profits or losses for the preceding period and submit same to the governing body on or before the twentieth (25th) day of the next succeeding month; and

(c) the books and records of the Entities may be maintained by NCE in accordance with established accounting practices under GAAP, US; and

(d) cause the preliminary preparation of reports for filing with any and all regulatory authorities in the name of the Entities; and

(e) maintain purchase and sale records to provide an accurate reflection of the Entities' acquisitions and sales in an orderly manner; and

(f) regularly report to the principal executive officer of the Entities and the governing body of each of the Entities.

In carrying out its obligations under this Agreement, NCE shall at all times conform to any applicable provisions of state and federal laws.

4. No Partnership; No Fiduciary Obligations. If requested by NCE (through Bertcher) shall also maintain any necessary asset records for the Entities (but limited to NCE's level of expertise and authority granted by the Entities). Subject to the provisions of this Agreement, NCE (through Bertcher) is hereby authorized to do all things it deems reasonably necessary or appropriate to carry out the terms and purposes of this Agreement. All discretionary authority regarding the subject matter of this Agreement shall be reserved to the governing body of the Entities. In carrying out its duties under this Agreement, NCE shall not be deemed to be a fiduciary to any of the Entities or their respective officers or directors, but all material belonging to any of the Entities in the possession of NCE shall be deemed confidential and subject to the information requirements under the Exchange Act concerning premature disclosure of information.

5. Term and Termination. The initial term of this Agreement shall be for one (1) year from the Effective Date of this Agreement and shall continue on a year-to-year basis but may be terminated at any time by either party providing at least sixty (60) calendar days' written notice to

O:\001\SCM\NCE\SharedServicesAgree(ARL.TCI.IOT).wpd 4

the other party hereunder. Any notice given which is given on a day other than the last day of a month shall be deemed to be given on the last day of the month in which given, and the sixty (60) calendar-day period will conclude on the last day of a month. Upon notification of termination by either party, NCE shall continue to process all matters and administer the accounting of the Entities up to the date of termination and shall, upon request within thirty (30) calendar days after the date of termination, prepare and deliver to each of the Entities a final and complete accounting and report of all financial and other activities of NCE on behalf of each of the Entities to the date of termination, and in any event, upon termination, NCE will deliver to the designated representative of each of the Entities all books and records relating to the Entities. Upon termination, NCE shall retain all of its equipment, hardware, computer systems, programs or other material which it utilized in connection with the performance of its services hereunder, and none of the Entities shall have no entitlement thereto or therein.

6. Compensation ofNCE. As full and complete compensation for its services under the terms of this Agreement. Each of ARL, TCI and IOT (on the basis of one-third each) shall reimburse NCE for 50% of the gross compensation paid from time-to-time to Bertcher and all related payroll expenses such as disability and life insurance, health insurance and similar matters and the Entities shall arrange for appropriate office space for Bertcher and other NCE personnel at a convenient location to NCE and Bertcher and allow the use of certain administrative services such as space on the appropriate computer server, use of copiers, telephone service and related office matters all at no charge to NCE.

7. Effective Date; Effective Notice of Termination. The Effective Date of this Agreement shall be as of the opening of business on January 1, 2011. The power of termination provided for in paragraph 5 above, when exercised as therein provided, shall only be effective upon delivery to the other party of a notice in writing of such exercise, signed on behalf of the terminating party by its duly authorized representative and shall only be effective upon actual receipt thereof.

8. Limitation of Liability. With regard to the services to be performed by NCE pursuant to the terms of this Agreement, NCE shall not be liable to any of the Entities or anyone who may claim any right due to this relationship with any of ARL, TCI or IOT for any acts or omissions in the performance of said services on the part of NCE or Bertcher or on the part of the agents or employees of NCE except where such acts or omissions are due to the willful misconduct or gross negligence of NCE. Each of ARL, TCI and IOT, severally shall, and hereby agrees to, save, indemnify and hold NCE and Bertcher harmless from and against any and all demands, claims, actions, causes of action, assessments, damages, losses, liabilities, costs and expenses (including without limitation reasonable attorneys' fees and costs) in connection with, related to or growing out of the services rendered by NCE and Bertcher or to be rendered to the Entities pursuant to the terms of this Agreement or in any way connected with the rendering of said services or NCE's affiliation with the Entities except where same arises due to the willful misconduct or gross negligence of NCE or Bertcher, and NCE is finally adjudicated to be guilty of willful misconduct or gross negligence by a court of competent jurisdiction.

9. Suspension of Agreement. This Agreement may only be terminated as expressly provided in this Agreement. If the Entities nonetheless purports to suspend this Agreement or any of the terms hereof, the Entities shall continue to pay and provide all sums and benefits to NCE

G:\01\SCM\NCE\SharedServicesAgree(ARL.TCI.IOT).wpd

5

hereunder until and unless a final adjudication has been rendered on the matter in question by a court of competent jurisdiction. Neither NCE nor Bertcher shall be required to mitigate damages. However, in the event any payment required hereunder has not been made to NCE within ten (10) calendar days of the date due, NCE may suspend the performance of its services hereunder until such time as payment is made to NCE.

10. Miscellaneous. The following provisions form a part of this Agreement:

(a) Amendments. Neither this Agreement nor any term hereof may be changed, waived, discharged or terminated orally, but only by written agreement among the parties hereto.

(b) Headings. The headings of sections or paragraphs of this Agreement are inserted for convenience of reference only and shall not be deemed to constitute a part of this Agreement.

(c) Binding Effect. All terms and provisions of this Agreement shall be binding upon and inure to the benefit of and be enforceable by the heirs, legal representatives, successors and assigns of the parties, whenever applicable to such party.

(d) Notices. Any notice or other communication required or permitted to be given by this Agreement or any other document or instrument referred to herein or executed in connection herewith must be given in writing (which may be by telecopy, facsimile transmission or telex, followed by mail or personal delivery) and must be personally delivered or mailed by prepaid, certified or registered mail, to the party to whom such notice or communication is directed at the address of such party set forth opposite its name on the signature lines to this Agreement. Subject to the other provisions of this Agreement, any party may changes its address (or redesignate the person to whom such notice shall be delivered) for purposes of this Agreement by giving notice of such change to all other parties pursuant to this paragraph.

(e) Contents of Agreement; Parties-in-Interest; Assignment. This Agreement sets forth the entire understanding of the parties with respect to the matters contemplated hereby and any previous agreements or understandings between the parties regarding the subject matter hereof are merged into and superseded by this Agreement. This Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective successors and assigns. NCE may assign, transfer, convey, mortgage, hypothecate, pledge or otherwise encumber the compensation or other benefits payable to it and any right which NCE may have under the provisions of this Agreement. This Agreement may and shall be assigned and transferred to and shall be binding upon and inure to the benefit of any successors of any of ARL, TCI or IOT or the Entities, and any such successors shall be deemed substituted for all purposes under the terms of this Agreement. As used in this Agreement, the term "successor" shall mean any Person which, at any time, whether by merger, purchase or otherwise, acquires all or essentially all of the assets or business of any of the

G:\B1\SCM\NCE\SharedServicesAgrmt(ARL.TCI.IOT).wpd 6

parties. Notwithstanding such assignment, each of ARL, TCI and IOT shall remain with such successor jointly and severally liable for all of its obligations hereunder.

(f) Waiver. A waiver by either party of the terms and conditions of this Agreement in any instance shall not be deemed or construed to be a waiver of such term or condition for the future or any subsequent breach thereof.

(g) Governing Law and Enforcement. This Agreement shall be construed and enforced in accordance with the laws of the State of Texas, the state in which it was negotiated, executed and delivered. Should any clause, sentence, section or paragraph of this Agreement be judicially or administratively declared invalid, unenforceable or void under the laws of the State of Texas, or the United States of America, or any agency or subdivision thereof, such decision shall not have the effect of invalidating or voiding the remainder of this Agreement and the parties hereto agree that the part or parts of this Agreement so held to be invalid, unenforceable or void shall be deemed to have been deleted herefrom and the remainder shall have the same force and effect as if such part or parts had never been included herein. In the event any party hereto shall fail to perform any of its obligations under this Agreement, such party hereby agrees to pay all reasonable expenses, including reasonable attorneys' fees, which may be incurred by any party hereto which is successful in enforcing this Agreement, whether or not any suit or legal proceedings shall be brought.

(h) Counterparts. This Agreement may be executed in several counterparts, each of which shall be deemed an original for all purposes and all of which shall constitute one and the same instrument, and it shall not be necessary for the proof of this Agreement that any party produces or accounts for more than one such counterpart.

(i) Authorization. This Agreement is executed for and on behalf of ERC and GBR by their duly authorized officers who have been so authorized to do so by a resolution of the Board of Directors or Manager(s) or governing body approving this Agreement and authorizing such execution.

(j) Facsimile; Electronic Transmission. This Agreement may be transmitted by facsimile or electronic transmission, and it is the intent of the Parties for the facsimile of an autograph reproduced by a receiving facsimile machine or computer to be an original signature, and for the facsimile and any complete photocopy of this Agreement to be deemed an original counterpart.

IN WITNESS WHEREOF, the undersigned have executed this Agreement as of the date and year first above written, but effective as of the Effective Date set forth above.

O:\01\SCM\HCE\SharedServicesAgree(ARL.TCI.IOT).wpd 7

ADDRESSES, TELEPHONE NOS., FACSIMILE NOS. AND EMAIL ADDRESSES FOR NOTICES

1603 LBJ Freeway
Suite 300
Dallas, TX 75234
469-522-4238 (Telephone)
469-522-4240 (Facsimile)
GBertcher @ newconceptenergy.com (email)

NEW CONCEPT ENERGY, INC., a Nevada corporation

By: [signature]
Gene S. Bertcher, President

1603 LBJ Freeway
Suite 800
Dallas, TX 75234
469-522-4527 (Telephone)
469-522-4489 (Facsimile)
Danny.Moos @ pillarincome.com (email)

AMERICAN REALTY INVESTORS, INC., a Nevada corporation

By: [signature]
Daniel J. Moos, President

1603 LBJ Freeway
Suite 800
Dallas, TX 75234
469-522-4527 (Telephone)
469-522-4489 (Facsimile)
Danny.Moos @ pillarincome.com (email)

TRANSCONTINENTAL REALTY INVESTORS, INC., a Nevada corporation

By: [signature]
Daniel J. Moos, President

1603 LBJ Freeway
Suite 800
Dallas, TX 75234
469-522-4527 (Telephone)
469-522-4489 (Facsimile)
Danny.Moos @ pillarincome.com (email)

INCOME OPPORTUNITY REALTY INVESTORS, INC., a Nevada corporation

By: [signature]
Daniel J. Moos, President

G:\01\SCMW\CB\SharedServicesAgree(ARL.TCI.IOT).wpd

8

The undersigned hereby joins in the execution of this Agreement to reflect his concurrence with the matters stated therein relating to the undersigned.

Gene S. Bertcher, individually

G:\01\SCM\WCE\SharedServicesAgree(ARL.TCI.IOT).wpd 9

ESTIMATED RESERVES
AND FUTURE NET REVENUE

OIL AND GAS PROPERTIES

LOCATED IN
ATHENS and MEIGS COUNTIES, OHIO
AND
CALHOUN, JACKSON and ROANE
COUNTIES, WEST VIRGINIA

Interests Owned By

MOUNTAINEER STATE ENERGY INC

PROVED DEVELOPED PRODUCING AND UNDEVELOPED RESERVES

EFFECTIVE DATE:

DECEMBER 31, 2011

ATTACHMENT C

LEE KEELING AND ASSOCIATES, INC.

PETROLEUM CONSULTANTS

First Place Tower
15 East Fifth Street • Suite 3500
Tulsa, Oklahoma 74103-4350
(918) 587-5521 • Fax: (918) 587-2881

February 23, 2012

New Concept Energy, Inc.
1755 Wittington Place, Suite 340
Dallas, Texas 75234

Attn: Mr. Gene Bertcher
Chief Executive Officer

Re: Estimated Reserves and Future Net Revenue
Proved Producing and Undeveloped Reserves
Oil and Gas Properties Owned by
Mountaineer State Energy Inc.

Gentlemen:

In accordance with your request, we have prepared an estimate of net proved producing, non-producing, and undeveloped reserves and the future net revenue to be realized from the interests owned by Mountaineer State Energy Inc. (Mountaineer) in oil and gas properties located in the states of Ohio and West Virginia. Our estimate includes all of Mountaineer's net reserves. The effective date of this estimate is December 31, 2011, and the results are summarized as follows:

	ESTIMATED REMAINING NET RESERVES		FUTURE NET REVENUE	
RESERVE CLASSIFICATION	Oil (BBLS)	Gas (MCF)	TOTAL ($)	Present Worth Disc. @ 10% ($)
Proved Developed				
Producing	19,114	1,067,609	2,798,912	2,086,130
Behind Pipe	37,479	37,479	3,041,251	2,061,230
Sub-Total	56,593	1,105,088	5,840,163	4,147,360
Proved Undeveloped				
Primary	46,849	1,446,849	9,564,566	6,742,064
Total All Reserves	103,442	2,551,937	15,404,729	10,889,424

Note: Totals may not agree with schedules due to roundoff.

Future net revenue is the amount, exclusive of state and federal income taxes, which will accrue to the subject interests from continued operation of the properties to depletion. It should not be construed as a fair market or trading value.

WWW.LKAENGINEERS.COM

No attempt has been made to determine whether the wells and facilities are in compliance with various governmental regulations, nor have costs been included in the event they are not.

This report consists of various summaries. Schedule No. 1 presents summary forecasts by reserve type of annual gross and net production, severance and ad valorem taxes, operating income and net revenue. Schedule No. 2 is a sequential listing of the forecast entities based on discounted future net revenue. A one-line alphabetical listing of the forecast entities is presented on Schedule No. 3. Supplemental data, presented as Schedule No. 4, includes the individual cash flows for the various entities. These are accompanied by production decline curves that show our projections of future producing rates.

BACKGROUND

This estimate is concerned with approximately 140 gas and oil wells of which 115 were selling gas with eight producing oil on the effective date. The remainder were shut-in. These wells are located in two Ohio counties, Athens and Meigs, and the three West Virginia counties of Calhoun, Jackson and Roane. Composite production decline curves have been prepared of gas production (sales) for each of the five counties. These composite decline curves are the "forecast entities" referred to in the preceding paragraphs. Individual production decline curves with cash flows for the eight recently completed Berea oil wells are also included.

CLASSIFICATION OF RESERVES

Reserves assigned to the various wells have been classified as "proved developed" and "proved undeveloped" in accordance with the definitions of the proved reserves as promulgated by the Securities and Exchange Commission (SEC). These are as follows:

Proved Developed Oil and Gas Reserves are reserves that can be recovered with reasonable certainty through existing wells with existing equipment and operating methods. Additional oil and gas to be recovered through the application of fluid injection or other improved recovery techniques for supplementing the natural forces and mechanisms of primary recovery should be included as "proved developed reserves" only after testing by a pilot project or after the operation of an installed program has confirmed through production response that increased recovery will be achieved.

Proved Undeveloped Oil and Gas Reserves are reserves to be recovered with reasonable certainty from new wells on undrilled acreage, or from existing wells where a relatively major expenditure is required for recompletion. Reserves on undrilled acreage shall be limited to those drilling units offsetting productive units that are reasonably certain of production when drilled. Proved reserves for other undrilled units can be claimed only where it can be demonstrated with certainty that there is continuity of production from the existing productive formation. Under no circumstances should estimates for proved undeveloped reserves be attributable to any acreage for which an application of fluid injection or other improved recovery technique is contemplated, unless such techniques have been proved effective by actual tests in the area and in the same reservoir.

Proved Developed Oil and Gas Reserves are further divided into "proved developed producing" and "proved developed behind pipe" reserves. These are defined as follows:

Proved Developed Producing Reserves are those reserves expected to be recovered from currently producing zones under continuation of present operating methods.

2

Proved Developed Behind-Pipe Reserves are those reserves currently behind the pipe in existing wells that are considered proved by virtue of successful testing or production in offsetting wells.

ESTIMATION OF RESERVES

All of Mountaineer's active gas wells have been producing for a considerable length of time and all have well-defined production declining trends. Reserves attributable to these wells were based upon extrapolation of these decline trends to an economic limit. Reserves attributable to the oldest of the Berea oil wells were estimated by extrapolation of the production decline trend to the economic limit.

Reserves anticipated from newer wells, behind pipe and/or undeveloped locations were based upon analogy with nearby wells which are producing from the same horizons in the respective areas.

Our estimate of reserves used all methods and procedures considered necessary, under the circumstances, to prepare this report.

FUTURE NET REVENUE

Oil and Gas Income

Income from the recovery and sale of the estimated gas reserves was based on the average of prices received on the first day of each month in 2011 as provided by the staff of Mountaineer. Gas was being sold in both Ohio and West Virginia under contract, and the price used was $5.26 per MCF in Ohio and $5.34 per MCF for gas sold in West Virginia. These prices were held constant, but provisions were made for state severance and ad valorem taxes.

Income from oil sales was also based on the average of prices received the first day of each month in 2011. This price supplied by Mountaineer was $94.98 per barrel and held constant with provisions for state severance and ad valorem taxes. It was also adjusted for historical differences between this price and actual field prices.

Projected produced gas volumes from West Virginia wells were reduced to sales volumes based on actual shrinkage data as provided by Mountaineer.

Operating Expenses

Anticipated monthly expenses were based on actual expenses incurred in 2011 as supplied by Mountaineer. Expenses were not escalated but held constant for the various recovery periods

Future Expenses

As provided by Mountaineer, provisions have been made for future expenses required for drilling and completion of wells drilled to capture the proved undeveloped reserves. These costs have been held constant from current estimates.

3

GENERAL

The assumptions, data, methods and procedures used are appropriate for the purpose served by the report.

Information upon which this estimate of net reserves and future net revenue has been based was furnished by the staff of Mountaineer or was obtained by us from outside sources we consider to be reliable. This information is assumed to be correct. No attempt has been made to verify title or ownership of the subject properties. Wells were not inspected by a representative of this firm, nor were they tested under our supervision; however, the performance of the majority of the wells was discussed with the employees of Mountaineer.

This report has been prepared utilizing methods and procedures regularly used by petroleum engineers to estimate oil and gas reserves for properties of this type and character. The recovery of oil and gas reserves and projection of producing rates are dependent upon many variable factors including prudent operation, compression of gas when needed, market demand, installation of lifting equipment, and remedial work when required. The reserves included in this report have been based upon the assumption that the wells will be operated in a prudent manner under the same conditions existing on the effective date. Actual production results and future well data may yield additional facts, not presently available to us, which may require an adjustment to our estimates.

You should be aware that state regulatory authorities could, in the future, change the allocation of reserves allowed to be produced from a particular well in any reservoir, thereby altering the material premise upon which our reserve estimate may be based.

The projection of cash flow has been made assuming constant prices. There is no assurance that prices will not vary. For this reason and those listed in the previous paragraph, the future net cash from the sale of production from the subject properties may vary from the estimates contained in this report.

The information developed during the course of this investigation, basic data, maps and worksheets showing recovery determinations are available for inspection in our office.

We appreciate this opportunity to be of service to you.

Very truly yours,

Lee Keeling and Associates, Inc.
LEE KEELING AND ASSOCIATES, INC.

LKA7173

4

ESTIMATED RESERVES AND FUTURE NET REVENUE
MOUNTAINEER STATE ENERGY, INC.
OHIO AND WEST VIRGINIA PROPERTIES
ALL PROVED RESERVES

DATE : 02/21/2012
TIME : 09:30:17
DBS : MOUNTAINEER GT7173
SETTINGS : LKA0112
SCENARIO : LKA1211

R E S E R V E S   A N D   E C O N O M I C S

AS OF DATE: 12/31/2011

--END-- MO-YEAR	GROSS OIL PRODUCTION --MBBLS--	GROSS GAS PRODUCTION --MMCF--	NET OIL PRODUCTION --MBBLS--	NET GAS PRODUCTION --MMCF--	NET OIL PRICE --$/BBL--	NET GAS PRICE --$/MCF--	NET OIL SALES --M$--	NET GAS SALES --M$--	TOTAL NET SALES --M$--
12-2012	23.683	230.198	20.098	201.419	92.980	5.297	1868.677	1066.975	2935.652
12-2013	24.921	376.409	21.324	329.354	92.980	5.313	1982.745	1750.003	3732.748
12-2014	15.505	451.576	13.187	395.125	92.980	5.320	1226.149	2102.073	3328.220
12-2015	11.140	496.408	9.443	434.352	92.980	5.323	877.946	2312.077	3190.023
12-2016	8.606	393.419	7.281	344.257	92.980	5.320	677.005	1831.272	2508.277
12-2017	7.009	242.859	5.927	212.497	92.980	5.309	551.073	1128.130	1679.203
12-2018	5.782	151.063	4.986	132.176	92.980	5.292	454.321	699.528	1153.849
12-2019	4.787	94.587	4.042	82.759	92.980	5.267	375.847	435.926	811.773
12-2020	4.159	82.033	3.514	71.774	92.980	5.260	326.704	377.583	704.235
12-2021	3.603	78.492	3.042	68.676	92.980	5.260	282.810	361.237	644.047
12-2022	3.218	75.156	2.721	65.759	92.980	5.260	253.001	345.892	598.893
12-2023	2.518	72.002	2.471	62.998	92.980	5.260	229.736	331.367	561.103
12-2024	2.667	69.005	2.261	60.375	92.980	5.260	210.212	317.572	527.784
12-2025	2.453	66.132	2.082	57.879	92.980	5.260	193.590	304.442	498.031
12-2026	1.289	37.305	1.063	32.550	92.980	5.260	98.819	171.214	270.032
S TOT	121.730	2916.568	103.341	2551.927	92.980	5.304	9608.645	13535.141	23143.781
AFTER	0.205	0.019	0.101	0.009	92.980	5.260	9.351	0.049	9.400
TOTAL	121.935	2916.587	103.442	2551.937	92.980	5.304	9617.996	13535.190	23153.182

--END-- MO-YEAR	AD VALOREM TAX --M$--	PRODUCTION TAX --M$--	DIRECT OPER EXPENSE --M$--	INTEREST PAID --M$--	CAPITAL REPAYMENT --M$--	EQUITY INVESTMENT --M$--	FUTURE NET CASHFLOW --M$--	CUMULATIVE CASHFLOW --M$--	CUM. DISC. CASHFLOW --M$--
12-2012	29.397	4.725	333.164	0.000	0.000	1317.000	1251.263	1251.263	1178.176
12-2013	28.221	4.865	364.164	0.000	0.000	342.000	2993.498	4244.761	3770.529
12-2014	27.092	3.785	367.164	0.000	0.000	342.000	2588.179	6832.940	5807.829
12-2015	26.009	3.245	367.664	0.000	0.000	342.000	2451.106	9284.046	7561.766
12-2016	24.968	2.901	363.414	0.000	0.000	0.000	2116.994	11401.040	8941.366
12-2017	23.569	2.656	360.414	0.000	0.000	0.000	1292.164	12693.204	9707.227
12-2018	23.010	2.455	352.614	0.000	0.000	0.000	775.770	13468.974	10125.539
12-2019	22.090	2.281	339.614	0.000	0.000	0.000	447.788	13916.762	10345.373
12-2020	21.206	2.146	336.864	0.000	0.000	0.000	344.020	14260.782	10496.392
12-2021	20.358	2.021	331.864	0.000	0.000	0.000	289.804	14550.586	10615.388
12-2022	19.544	1.916	330.864	0.000	0.000	0.000	246.569	14797.155	10706.227
12-2023	18.762	1.822	330.864	0.000	0.000	0.000	209.657	15006.812	10776.391
12-2024	18.012	1.735	330.864	0.000	0.000	0.000	177.173	15183.985	10830.117
12-2025	17.291	1.655	330.864	0.000	0.000	0.000	148.230	15332.215	10871.056
12-2026	9.765	0.920	190.904	0.000	0.000	0.000	68.443	15400.658	10888.518
S TOT	329.694	39.132	5031.300	0.000	0.000	2343.000	15400.658	15400.658	10888.518
AFTER	0.000	0.010	5.320	0.000	0.000	0.000	4.070	15404.728	10889.425
TOTAL	329.694	39.143	5036.620	0.000	0.000	2343.000	15404.728	15404.728	10889.425

	OIL	GAS
GROSS WELLS	17.0	119.0
GROSS ULT., MB & MMF	126.326	12868.610
GROSS CUM., MB & MMF	4.391	9952.023
GROSS RES., MB & MMF	121.935	2916.587
NET RES., MB & MMF	103.442	2551.937
NET REVENUE, M$	9617.996	13535.190
INITIAL PRICE, $	92.980	5.328
INITIAL N.I., PCT.	84.860	87.496

LIFE, YRS.	16.58
DISCOUNT %	10.00
UNDISCOUNTED PAYOUT, YRS.	0.51
DISCOUNTED PAYOUT, YRS.	0.52
UNDISCOUNTED NET/INVEST.	7.57
DISCOUNTED NET/INVEST.	6.22
RATE-OF-RETURN, PCT.	100.00
INITIAL W.I., PCT.	99.346

P.W. %	P.W., M$
5.00	12800.553
10.00	10889.424
15.00	9436.862
20.00	8300.956
25.00	7391.694
30.00	6649.607
40.00	5516.175
60.00	4078.659
80.00	3214.012
100.00	2648.451

THIS SCHEDULE IS PART OF A REPORT AND SUBJECT TO QUALIFICATIONS OF THE REPORT.
LEE KEELING AND ASSOCIATES, INC.

1

ESTIMATED RESERVES AND FUTURE NET REVENUE
MOUNTAINEER STATE ENERGY, INC.
OHIO AND WEST VIRGINIA PROPERTIES
PROVED DEVELOPED PRODUCING RESERVES

DATE : 02/21/2012
TIME : 09:30:17
DBS : MOUNTAINEER ST7173
SETTINGS : LKA0113
SCENARIO : LKA1211

R E S E R V E S   A N D   E C O N O M I C S

AS OF DATE: 12/31/2011

--END-- MO-YEAR	GROSS OIL PRODUCTION --MBBLS--	GROSS GAS PRODUCTION --MMCF--	NET OIL PRODUCTION --MBBLS--	NET GAS PRODUCTION --MMCF--	NET OIL PRICE --$/BBL--	NET GAS PRICE --$/MCF--	NET OIL SALES --M$--	NET GAS SALES --M$--	TOTAL NET SALES --M$--
12-2012	8.190	108.804	6.541	95.199	92.980	5.260	608.161	500.745	1108.906
12-2013	4.436	104.453	3.400	91.392	92.980	5.260	316.163	480.721	796.884
12-2014	3.015	100.277	2.262	87.737	92.980	5.260	210.332	461.499	671.830
12-2015	2.216	96.265	1.634	84.227	92.980	5.260	151.945	443.033	594.979
12-2016	1.699	92.412	1.237	80.856	92.980	5.260	115.040	425.302	540.341
12-2017	1.396	88.717	1.015	77.623	92.980	5.260	94.379	408.295	502.674
12-2018	1.067	85.162	0.761	74.513	92.980	5.260	70.739	391.936	462.675
12-2019	0.732	81.751	0.494	71.527	92.980	5.260	45.894	376.233	422.127
12-2020	0.607	78.481	0.405	68.666	92.980	5.260	37.703	361.184	398.887
12-2021	0.444	75.337	0.280	65.915	92.980	5.260	26.063	346.712	372.775
12-2022	0.382	72.322	0.240	63.270	92.980	5.260	22.284	332.840	355.124
12-2023	0.346	69.430	0.220	60.747	92.980	5.260	20.452	319.527	339.980
12-2024	0.315	66.653	0.203	58.317	92.980	5.260	18.864	306.748	325.612
12-2025	0.289	63.988	0.188	55.985	92.980	5.260	17.474	294.479	311.953
12-2026	0.218	36.143	0.133	31.620	92.980	5.260	12.359	166.322	178.681
S TOT	25.358	1220.193	19.013	1067.600	92.980	5.260	1767.851	5615.576	7383.427
AFTER	0.205	0.019	0.101	0.009	92.980	5.260	9.351	0.049	9.400
TOTAL	25.561	1220.213	19.114	1067.609	92.980	5.260	1777.203	5615.625	7392.827

--END-- MO-YEAR	AD VALOREM TAX --M$--	PRODUCTION TAX --M$--	DIRECT OPER EXPENSE --M$--	INTEREST PAID --M$--	CAPITAL REPAYMENT --M$--	EQUITY INVESTMENT --M$--	FUTURE NET CASHFLOW --M$--	CUMULATIVE CASHFLOW --M$--	CUM. DISC. CASHFLOW --M$--
12-2012	29.397	3.036	305.664	0.000	0.000	0.000	770.811	770.811	734.940
12-2013	28.221	2.626	305.664	0.000	0.000	0.000	460.375	1231.186	1133.988
12-2014	27.092	2.420	305.664	0.000	0.000	0.000	336.655	1567.840	1399.264
12-2015	26.008	2.269	303.164	0.000	0.000	0.000	263.537	1831.378	1588.089
12-2016	24.968	2.145	299.664	0.000	0.000	0.000	213.564	2044.942	1727.168
12-2017	23.969	2.042	299.664	0.000	0.000	0.000	176.998	2221.940	1831.935
12-2018	23.010	1.939	294.864	0.000	0.000	0.000	142.862	2364.802	1908.844
12-2019	22.090	1.838	284.864	0.000	0.000	0.000	113.336	2478.138	1964.321
12-2020	21.206	1.757	282.864	0.000	0.000	0.000	93.059	2571.197	2005.714
12-2021	20.356	1.676	277.864	0.000	0.000	0.000	72.877	2644.074	2035.193
12-2022	19.544	1.606	276.864	0.000	0.000	0.000	57.110	2701.184	2056.187
12-2023	18.762	1.541	276.864	0.000	0.000	0.000	42.813	2743.997	2070.494
12-2024	18.012	1.478	276.864	0.000	0.000	0.000	29.258	2773.255	2079.383
12-2025	17.291	1.418	276.864	0.000	0.000	0.000	16.379	2789.634	2083.906
12-2026	9.763	0.804	162.904	0.000	0.000	0.000	5.208	2794.842	2085.223
S TOT	329.694	28.591	4230.300	0.000	0.000	0.000	2794.842	2794.842	2085.223
AFTER	0.000	0.010	5.320	0.000	0.000	0.000	4.070	2798.912	2086.130
TOTAL	329.694	28.602	4235.620	0.000	0.000	0.000	2798.912	2798.912	2086.130

	OIL	GAS
GROSS WELLS	8.0	115.0
GROSS ULT., MB & MMF	29.952	11172.236
GROSS CUM., MB & MMF	4.391	9952.023
GROSS RES., MB & MMF	25.561	1220.213
NET RES., MB & MMF	19.114	1067.609
NET REVENUE, M$	1777.203	5615.625
INITIAL PRICE, $	92.980	5.281
INITIAL W.I., PCT.	79.867	87.496

LIFE, YRS.	16.50
DISCOUNT %	10.00
UNDISCOUNTED PAYOUT, YRS.	0.00
DISCOUNTED PAYOUT, YRS.	0.00
UNDISCOUNTED NET/INVEST.	0.00
DISCOUNTED NET/INVEST.	0.00
RATE-OF-RETURN, PCT.	100.00
INITIAL N.I., PCT.	96.976

P.W. %	P.W., M$
5.00	2384.577
10.00	2086.130
15.00	1862.546
20.00	1689.431
25.00	1551.633
30.00	1439.363
40.00	1267.235
60.00	1044.198
80.00	904.097
100.00	806.632

THIS SCHEDULE IS PART OF A REPORT AND SUBJECT TO QUALIFICATIONS OF THE REPORT.
LEE KEELING AND ASSOCIATES, INC.

2

ESTIMATED RESERVES AND FUTURE NET REVENUE
MOUNTAINEER STATE ENERGY, INC.
OHIO AND WEST VIRGINIA PROPERTIES
PROVED BEHIND-PIPE RESERVES

DATE : 02/21/2012
TIME : 09:30:17
DBS : MOUNTAINEER 077173
SETTINGS : LKA0112
SCENARIO : LKA1211

R E S E R V E S   A N D   E C O N O M I C S

AS OF DATE: 12/31/2011

--END-- MO-YEAR	GROSS OIL PRODUCTION --MBBLS--	GROSS GAS PRODUCTION --MMCF--	NET OIL PRODUCTION --MBBLS--	NET GAS PRODUCTION --MMCF--	NET OIL PRICE --$/BBL--	NET GAS PRICE --$/MCF--	NET OIL SALES --M$--	NET GAS SALES --M$--	TOTAL NET SALES --M$--
12-2012	3.918	3.918	3.428	3.428	92.980	5.260	318.766	18.033	336.799
12-2013	10.477	10.477	9.168	9.168	92.980	5.260	852.406	48.222	900.628
12-2014	6.068	6.068	5.309	5.309	92.980	5.260	493.669	27.927	521.596
12-2015	4.236	4.236	3.707	3.707	92.980	5.260	344.663	19.498	364.161
12-2016	3.235	3.235	2.831	2.831	92.980	5.260	263.187	14.889	278.076
12-2017	2.606	2.606	2.280	2.280	92.980	5.260	211.987	11.992	223.980
12-2018	2.175	2.175	1.903	1.903	92.980	5.260	176.931	10.009	186.940
12-2019	1.862	1.862	1.629	1.629	92.980	5.260	151.480	8.569	160.049
12-2020	1.625	1.625	1.422	1.422	92.980	5.260	132.196	7.479	139.675
12-2021	1.439	1.439	1.259	1.259	92.980	5.260	117.102	6.625	123.727
12-2022	1.290	1.290	1.129	1.129	92.980	5.260	104.980	5.939	110.919
12-2023	1.168	1.168	1.022	1.022	92.980	5.260	95.041	5.377	100.418
12-2024	1.066	1.066	0.933	0.933	92.980	5.260	86.751	4.908	91.659
12-2025	0.980	0.980	0.858	0.858	92.980	5.260	79.735	4.511	84.246
12-2026	0.687	0.687	0.601	0.601	92.980	5.260	55.903	3.163	59.066
S TOT	42.833	42.833	37.479	37.479	92.980	5.260	3484.797	197.139	3681.936
AFTER	0.000	0.000	0.000	0.000	0.000	0.000	0.000	0.000	0.000
TOTAL	42.833	42.833	37.479	37.479	92.980	5.260	3484.797	197.139	3681.936

--END-- MO-YEAR	AD VALOREM TAX --M$--	PRODUCTION TAX --M$--	DIRECT OPER EXPENSE --M$--	INTEREST PAID --M$--	CAPITAL REPAYMENT --M$--	EQUITY INVESTMENT --M$--	FUTURE NET CASHFLOW --M$--	CUMULATIVE CASHFLOW --M$--	CUM. DISC. CASHFLOW --M$--
12-2012	0.000	0.429	6.000	0.000	0.000	300.000	30.370	30.370	33.420
12-2013	0.000	1.146	24.000	0.000	0.000	0.000	875.482	905.852	792.274
12-2014	0.000	0.664	24.000	0.000	0.000	0.000	496.932	1402.784	1183.849
12-2015	0.000	0.463	24.000	0.000	0.000	0.000	339.698	1742.482	1427.192
12-2016	0.000	0.354	24.000	0.000	0.000	0.000	253.722	1996.204	1592.423
12-2017	0.000	0.285	24.000	0.000	0.000	0.000	199.695	2195.899	1710.647
12-2018	0.000	0.238	24.000	0.000	0.000	0.000	162.702	2358.601	1798.214
12-2019	0.000	0.204	24.000	0.000	0.000	0.000	135.846	2494.447	1864.880
12-2020	0.000	0.178	24.000	0.000	0.000	0.000	115.497	2609.944	1916.053
12-2021	0.000	0.157	24.000	0.000	0.000	0.000	99.569	2709.513	1956.315
12-2022	0.000	0.141	24.000	0.000	0.000	0.000	86.778	2796.291	1988.215
12-2023	0.000	0.128	24.000	0.000	0.000	0.000	76.290	2872.581	2013.710
12-2024	0.000	0.117	24.000	0.000	0.000	0.000	67.542	2940.123	2034.229
12-2025	0.000	0.107	24.000	0.000	0.000	0.000	60.138	3000.261	2050.838
12-2026	0.000	0.075	18.000	0.000	0.000	0.000	40.991	3041.251	2061.230
S TOT	0.000	4.685	336.000	0.000	0.000	300.000	3041.251	3041.251	2061.230
AFTER	0.000	0.000	0.000	0.000	0.000	0.000	0.000	3041.251	2061.230
TOTAL	0.000	4.685	336.000	0.000	0.000	300.000	3041.251	3041.251	2061.230

	OIL	GAS
GROSS WELLS	4.0	0.0
GROSS ULT., MB & MMF	42.833	42.833
GROSS CUM., MB & MMF	0.000	0.000
GROSS RES., MB & MMF	42.833	42.833
NET RES., MB & MMF	37.479	37.479
NET REVENUE, M$	3484.797	197.139
INITIAL PRICE, $	92.980	5.260
INITIAL N.I., PCT.	87.500	87.500

LIFE, YRS.	15.00
DISCOUNT %	10.00
UNDISCOUNTED PAYOUT, YRS.	0.91
DISCOUNTED PAYOUT, YRS.	0.89
UNDISCOUNTED NET/INVEST.	11.14
DISCOUNTED NET/INVEST.	8.32
RATE-OF-RETURN, PCT.	100.00
INITIAL W.I., PCT.	100.000

P.W. %	P.W., M$
5.00	2463.617
10.00	2061.230
15.00	1767.380
20.00	1544.876
25.00	1370.553
30.00	1230.513
40.00	1019.579
60.00	754.555
80.00	595.154
100.00	489.175

THIS SCHEDULE IS PART OF A REPORT AND SUBJECT TO QUALIFICATIONS OF THE REPORT.
LEE KEELING AND ASSOCIATES, INC.

3

ESTIMATED RESERVES AND FUTURE NET REVENUE
MOUNTAINEER STATE ENERGY, INC.
OHIO AND WEST VIRGINIA PROPERTIES
PROVED UNDEVELOPED RESERVES

DATE : 02/21/2012
TIME : 09:30:17
DBS : MOUNTAINEER ST7173
SETTINGS : LEA0112
SCENARIO : LEA1211

R E S E R V E S   A N D   E C O N O M I C S

AS OF DATE: 12/31/2011

--END-- MO-YEAR	GROSS OIL PRODUCTION ---MBBLS---	GROSS GAS PRODUCTION ---MMCF---	NET OIL PRODUCTION ---MBBLS---	NET GAS PRODUCTION ---MMCF---	NET OIL PRICE ---$/BBL---	NET GAS PRICE ---$/MCF---	NET OIL SALES ---M$---	NET GAS SALES ---M$---	TOTAL NET SALES ---M$---
12-2012	11.575	117.476	10.129	102.792	92.980	5.332	941.751	548.097	1489.848
12-2013	10.007	261.479	8.756	228.794	92.980	5.337	814.177	1221.060	2035.236
12-2014	6.419	345.232	5.616	302.078	92.980	5.339	522.148	1612.647	2134.796
12-2015	4.687	395.907	4.101	346.418	92.980	5.339	381.330	1849.846	2230.883
12-2016	3.672	297.772	3.213	260.550	92.980	5.339	298.778	1391.081	1689.859
12-2017	3.008	151.536	2.632	132.594	92.980	5.338	244.707	707.843	952.553
12-2018	2.540	63.726	2.223	55.760	92.980	5.337	206.652	297.583	504.234
12-2019	2.194	10.974	1.919	9.603	92.980	5.324	178.473	51.124	229.597
12-2020	1.927	1.927	1.686	1.686	92.980	5.260	156.804	8.871	165.675
12-2021	1.716	1.716	1.502	1.502	92.980	5.260	139.645	7.900	147.545
12-2022	1.545	1.545	1.352	1.352	92.980	5.260	125.736	7.113	132.849
12-2023	1.404	1.404	1.229	1.229	92.980	5.260	114.244	6.463	120.707
12-2024	1.286	1.286	1.125	1.125	92.980	5.260	104.597	5.917	110.515
12-2025	1.185	1.185	1.037	1.037	92.980	5.260	96.389	5.453	101.842
12-2026	0.376	0.376	0.329	0.329	92.980	5.260	30.557	1.729	32.286
S TOT	53.541	1653.542	46.849	1446.849	92.980	5.337	4355.996	7722.425	12078.421
AFTER	0.000	0.000	0.000	0.000	0.000	0.000	0.000	0.000	0.000
TOTAL	53.541	1653.542	46.849	1446.849	92.980	5.337	4355.996	7722.425	12078.421

--END-- MO-YEAR	AD VALOREM TAX ---M$---	PRODUCTION TAX ---M$---	DIRECT OPER EXPENSE ---M$---	INTEREST PAID ---M$---	CAPITAL REPAYMENT ---M$---	EQUITY INVESTMENT ---M$---	FUTURE NET CASHFLOW ---M$---	CUMULATIVE CASHFLOW ---M$---	CUM. DISC. CASHFLOW ---M$---
12-2012	0.000	1.266	21.500	0.000	0.000	1017.000	450.082	450.082	409.916
12-2013	0.000	1.095	34.500	0.000	0.000	342.000	1657.642	2107.723	1844.270
12-2014	0.000	0.702	37.500	0.000	0.000	342.000	1754.593	3862.316	3254.715
12-2015	0.000	0.513	40.500	0.000	0.000	342.000	1847.871	5710.187	4546.484
12-2016	0.000	0.402	39.750	0.000	0.000	0.000	1649.708	7359.895	5621.774
12-2017	0.000	0.329	36.750	0.000	0.000	0.000	915.471	8275.365	6164.624
12-2018	0.000	0.278	33.750	0.000	0.000	0.000	470.206	8745.572	6419.479
12-2019	0.000	0.240	30.750	0.000	0.000	0.000	198.607	8944.179	6516.371
12-2020	0.000	0.211	30.000	0.000	0.000	0.000	135.464	9079.643	6576.623
12-2021	0.000	0.188	30.000	0.000	0.000	0.000	117.357	9197.000	6624.079
12-2022	0.000	0.169	30.000	0.000	0.000	0.000	102.680	9299.680	6661.825
12-2023	0.000	0.154	30.000	0.000	0.000	0.000	90.554	9390.234	6692.088
12-2024	0.000	0.141	30.000	0.000	0.000	0.000	80.374	9470.608	6716.504
12-2025	0.000	0.130	30.000	0.000	0.000	0.000	71.713	9542.321	6736.310
12-2026	0.000	0.041	10.000	0.000	0.000	0.000	22.245	9564.566	6742.064
S TOT	0.000	5.856	465.000	0.000	0.000	2043.000	9564.566	9564.566	6742.064
AFTER	0.000	0.000	0.000	0.000	0.000	0.000	0.000	9564.566	6742.064
TOTAL	0.000	5.856	465.000	0.000	0.000	2043.000	9564.566	9564.566	6742.064

	OIL	GAS
GROSS WELLS	5.0	4.0
GROSS ULT., MB & MMF	53.541	1653.542
GROSS CUM., MB & MMF	0.000	0.000
GROSS RES., MB & MMF	53.541	1653.542
NET RES., MB & MMF	46.849	1446.849
NET REVENUE, M$	4355.996	7722.425
INITIAL PRICE, $	92.980	5.338
INITIAL N.I., PCT.	87.500	87.500

LIFE, YRS.	14.50
DISCOUNT %	10.00
UNDISCOUNTED PAYOUT, YRS.	0.69
DISCOUNTED PAYOUT, YRS.	0.71
UNDISCOUNTED NET/INVEST.	5.68
DISCOUNTED NET/INVEST.	4.73
RATE-OF-RETURN, PCT.	100.00
INITIAL W.I., PCT.	100.000

P.W. %	P.W., M$
5.00	7982.358
10.00	6742.064
15.00	5806.736
20.00	5066.649
25.00	4469.508
30.00	3979.731
40.00	3229.341
60.00	2279.906
80.00	1717.861
100.00	1352.644

THIS SCHEDULE IS PART OF A REPORT AND SUBJECT TO QUALIFICATIONS OF THE REPORT.
LEE KEELING AND ASSOCIATES, INC.

4

EXHIBIT 32.1

CERTIFICATION PURSUANT TO 18 U.S.C. § 1350, AS ADOPTED
PURSUANT TO SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Quarterly Report of New Concept Energy, Inc. (the "Company") on Form 10-Q for the period ended March 31, 2012, as filed with the Securities Exchange Commission on the date hereof (the "Report"), I, Gene S. Bertcher, President and Chief Financial Officer of the Company, do hereby certify pursuant to 18 U.S.C. § 1350 that:

1.	The Report fully complies with the requirements of Section I 3(a) or 15(d) of the Securities Exchange Act of 1934, as amended; and

2.	The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company at the end of the period indicated.

Dated: October, 2012

/s/ Gene S. Bertcher
Gene S. Bertcher, Principal Executive
Officer, President and Chief Financial
Officer

  ATTACHMENT D

EXHIBIT 32.1

CERTIFICATION PURSUANT TO 18 U.S.C. § 1350, AS ADOPTED
PURSUANT TO SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Quarterly Report of New Concept Energy, Inc. (the "Company") on Form 10-Q for the period ended June 30, 2012, as filed with the Securities Exchange Commission on the date hereof (the "Report"), I, Gene S. Bertcher, President and Chief Financial Officer of the Company, do hereby certify pursuant to 18 U.S.C. § 1350 that:

1.	The Report fully complies with the requirements of Section 13(a) or I 5(d) of the Securities Exchange Act of 1934, as amended; and

2.	The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company at the end of the period indicated.

Dated: October, 2012

/s/ Gene S. Bertcher
Gene S. Bertcher, Principal Executive
Officer, President and Chief Financial
Officer

ATTACHMENT E

NEW CONCEPT ENERGY, INC.

ACKNOWLEDGMENT

The undersigned, on behalf of New Concept Energy, Inc., a Nevada corporation (the “Company”), in connection with a response to a comment letter from the Staff of the Securities and Exchange Commission dated September 12, 2012, do hereby acknowledge on behalf of the Company that:

1.	The Company is responsible for the adequacy and accuracy of the disclosure in filings with the Securities and Exchange Commission (the “Commission”).

2.	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings.

3.	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

IN WITNESS WHEREOF, the undersigned have executed this Acknowledgment on and as of the 8th day of October, 2012.

NEW CONCEPT ENERGY, INC.

By: /s/ Gene S. Bertcher
Gene S. Bertcher, President